UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BANCFIRST CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON STOCK, $1.00 PAR VALUE

(Title of class of securities)

05945F103

(CUSIP number of class of securities)

David E. Rainbolt

President and Chief Executive Officer

BancFirst Corporation

101 North Broadway, Suite 1000

Oklahoma City, Oklahoma 73102

(405) 270-1086

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Jeanette C. Timmons, Esq. Day, Edwards, Propester & Christensen, P.C. 2900 Oklahoma Tower 210 Park Avenue Oklahoma City, Oklahoma 73102 (405) 239-2121	J. Brett Pritchard, Esq. Christopher A. Pesch, Esq. Lord, Bissell & Brook, LLP 111 South Wacker Drive Chicago, Illinois 60606 (312-443-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$22,500,000	$690.75***

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of at total of 500,000 shares of common stock of BancFirst Corporation, together with the associated preferred stock purchase rights, at the maximum tender offer price of $45.00 per share.
**	The amount of the filing fee equals $30.70 per million of the transaction value and is estimated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 6 for Fiscal Year 2007 issued by the Securities and Exchange Commission.
***	Previously paid.

☐    Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third–party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO of BancFirst Corporation, an Oklahoma corporation (the “Company”), originally filed with the Securities and Exchange Commission on August 3, 2007 (the “Schedule TO”) pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 500,000 shares of its common stock, par value $1.00 per share (the “Common Stock”), including the associated preferred stock purchase rights (together with the Common Stock, the “Shares”), at a price not greater than $45.00 nor less than $39.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth set forth in the Offer to Purchase dated August 3, 2007 (“Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) (which, as amended or supplemented from time to time, together constitute the “Offer”).

This Amendment No. 1 is being filed in accordance with Rule 13e-4(c)(3) under the Exchange Act. All information in the Offer to Purchase and the related Letter of Transmittal, including all schedules and annexes thereto, which previously was incorporated by reference in response to all of the applicable items in the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 though 11.

Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which were filed with the original Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively, are hereby amended and supplemented as follows:

(1) The second paragraph under Item 10 (“Certain Information Concerning the Company”), pages 23-24 of the Offer to Purchase, is hereby amended and restated as follows:

Selected Unaudited Historical and Pro Forma Financial Information. Set forth below is condensed consolidated historical financial information of the Company and its subsidiaries. The historical financial information for the year ended December 31, 2006 was derived from the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “Company’s 2006 Annual Report”), and other information contained in the Company’s 2006 Annual Report, and the historical financial information as of and for the six months ended June 30, 2007 was derived from the unaudited consolidated financial statements included in the Company’s Current Report on Form 8-K dated July 25, 2007 (the “Company’s Second Quarter Earnings Report”), and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (the “Second Quarter 10-Q”), all of which have been incorporated by reference as described below. The selected historical financial data and the pro forma financial information should be read in conjunction with our historical financial statements included in the Company’s 2006 Annual Report, the Company’s Second Quarter Earnings Report and Second Quarter 10-Q, which have been filed with the SEC (copies of which may be obtained as set forth below under “Where You Can Find More Information”) and are incorporated by reference into this Offer to Purchase.

(2) “Incorporation by Reference,” pages 26-27 of the Offer to Purchase under Item 10 (“Certain Information Concerning the Company”), is hereby amended and restated as follows:

Incorporation by Reference. The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The following documents contain important information about us and we incorporate them by reference:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed on March 15, 2007;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 9, 2007;

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•	Definitive proxy statement for our 2007 annual meeting of shareholders, filed on April 27, 2007;

•	Current Report on Form 8-K filed on July 25, 2007; and

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed on August 7, 2007.

12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(I)**         Letter to Holders of Vested Options.

**         Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCFIRST CORPORATION,

Date: August 8, 2007	By:	/s/ Joe T. Shockley, Jr.
Joe T. Shockley, Jr.
Executive Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated August 3, 2007.
(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Shareholders, dated August 3, 2007.
(a)(1)(E)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(G)*	Letter to Participants in The BancFirst Corporation Employee Stock Ownership Plan.
(a)(1)(H)*	Letter to Participants in The BancFirst Corporation Thrift Plan.
(a)(1)(I)**	Letter to Holders of Vested Options.
(a)(5)(A)	Press Release issued by BancFirst Corporation on August 1, 2007 (filed as Exhibit 99.1 to the Company’s 8-K dated August 1, 2007 and filed August 2, 2007 and incorporated herein by reference).
(a)(5)(B)*	Press Release issued by BancFirst Corporation on August 3, 2007.
(d)(1)	Rights Agreement, dated as of February 25, 1999, between BancFirst Corporation and BancFirst, as Rights Agent, including as Exhibit A the form of Certificate of Designations of the Company setting forth the terms of the Preferred Stock, as Exhibit B the form of Right Certificate and as Exhibit C the form of Summary of Rights Agreement (filed as Exhibit 1 to the Company’s 8-K dated February 25, 1999 and incorporated herein by reference).
(d)(2)	Eighth Amended and Restated BancFirst Corporation Stock Option Plan (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2006 and incorporated herein by reference).
(d)(3)	Amended and Restated BancFirst Corporation Employee Stock Ownership and Thrift Plan, as amended by amendments dated September 19, 1992, November 21, 2002 and December 18, 2003 (filed as Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and incorporated herein by reference).
(d)(4)	1988 Incentive Stock Option Plan of Security Corporation as assumed by BancFirst Corporation (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8, File No. 333-65129 and incorporated herein by reference).
(d)(5)	1993 Incentive Stock Option Plan of Security Corporation as assumed by BancFirst Corporation (filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8, File No. 333-65129 and incorporated herein by reference).
(d)(6)	1995 Non-Employee Director Stock Plan of AmQuest Financial Corp. as assumed by BancFirst Corporation (filed as Exhibit 4.3 to the Company’s Registration Statement on Form S-8, File No. 333-65129 and incorporated herein by reference).
(d)(7)	BancFirst Corporation Non-Employee Directors’ Stock Option Plan (filed as Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2006 and incorporated herein by reference).
(d)(8)	BancFirst Corporation Directors’ Deferred Stock Compensation Plan (filed as Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2006 and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed on Schedule TO on August 3, 2007.
**	Filed herewith.

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